Katherine R. Kelly Vice President & Assistant General Counsel

345 Park Avenue New York, NY 10154-0037 Tel 212-546-4852 Fax 212-605-9475 katherine.kelly@bms.com

August 27, 2010

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company
Form 10-K for the Year Ended December 31, 2009
Filed February 19, 2010
File No. 1-1136

Dear Mr. Rosenberg:

We have received the comment letter (the “Comment Letter”) dated August 13, 2010 regarding the comment of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2009. We anticipate providing a complete response by September 1, 2010.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly

Vice President & Assistant General Counsel

cc:	Charles Bancroft, Bristol-Myers Squibb Company
Sandra Leung, Bristol-Myers Squibb Company